# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HWH International Inc., CIK 0001897245
CUSIP: 44852G309
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda,, Maryland (MD), 20814
Date of event which requires filing of this statement: 03/30/2026
Amends the filing with accession number 0001493152-25-025605
Filed by CIK 0001261725
Persons authorized to receive notices and communications: Heng Fai Ambrose Chan, 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore, Singapore (U0), 038989, (65) 6333 9181

## Reporting persons
- Heng Fai Ambrose Chan (CIK 0001261725): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 1,002,600; shared voting power 6,014,319; sole dispositive power 1,002,600; shared dispositive power 6,014,319; aggregate amount beneficially owned 6,014,319 (79.9% of the class)
  Comment: Aggregate amount includes (i) 535,475 shares and warrants convertible into 47,375 shares of the Issuer's common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC; (ii) 1,002,600 shares of common stock owned directly by Mr. Chan; (iii) 1,891,279 shares of common stock held by Alset International Limited; and (iv) 2,537,590 shares of common stock held by Alset Inc., over which Mr. Chan may be deemed to possess indirect beneficial ownership as the Chief Executive Officer and Chairman of Alset Inc. and Alset International Limited. Percentage is based on 7,476,400 shares of the Issuer's common stock outstanding as of April 1, 2026.
- Alset Inc. (CIK 0001750106): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 5,011,719; sole dispositive power 0; shared dispositive power 5,011,719; aggregate amount beneficially owned 5,011,719 (66.6% of the class)
  Comment: Aggregate amount includes (i) 535,475 shares and warrants convertible into 47,375 shares of the Issuer's common stock, $0.0001 par value held by Alset Acquisition Sponsor, LLC, a majority owned subsidiary of Alset Inc.; (ii) 1,891,279 shares held by Alset International Limited, a majority owned subsidiary of Alset Inc; and (iii) 2,537,590 shares held by Alset Inc. directly. Percentage is based on 7,476,400 shares of the Issuer's common stock outstanding as of April 1, 2026.
- Alset International Limited (CIK 0001660984): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); member of a group; source of funds: other (OO); sole voting power 1,891,279; shared voting power 0; sole dispositive power 1,891,279; shared dispositive power 0; aggregate amount beneficially owned 1,891,279 (25.3% of the class)
  Comment: Percentage is based on 7,476,400 shares of the Issuer's common stock outstanding as of April 1, 2026.
- Alset Acquisition Sponsor, LLC (CIK 0001908910): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 582,850; shared voting power 0; sole dispositive power 582,850; shared dispositive power 0; aggregate amount beneficially owned 582,850 (7.7% of the class)
  Comment: Aggregate amount includes 535,475 shares and warrants convertible into 47,375 shares of the Issuer's common stock. Percentage is based on 7,476,400 shares of the Issuer's common stock outstanding as of April 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE
Name of issuer: HWH International Inc.
Address of issuer's principal executive offices: 4800 Montgomery Lane, Suite 210, Bethesda,, Maryland (MD), 20814

## Item 2. Identity and Background
Name of person filing: Heng Fai Ambrose Chan
Residence or business address: 9 Temasek Boulevard #16-04, Suntec Tower Two, Singapore 038989
Present principal occupation or employment: Chief Executive Officer - Alset International Limited
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: None.
Citizenship: Singapore

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 30, 2026 Alset International Limited sold 100,390 shares of the Issuer's common stock at a weighted average sale price of $0.983. This transaction was executed in multiple trades at prices ranging from $0.88 to $1.22. The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons do not have any present plans or proposals related to the transaction described herein that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position, purposes and plans.

Separately from this transaction, one of the Reporting Persons, Alset Inc., may acquire additional securities of the Issuer pursuant to and upon the closing of certain transactions described in the Issuer's Information Statement filed with the SEC on February 17, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Heng Fai Ambrose Chan: 6,014,319, 79.9% Alset Inc.: 5,011,719, 66.6% Alset International Limited: 1,891,279, 25.3% Alset Acquisition Sponsor, LLC: 582,850, 7.7%
Number of shares as to which each person has sole or shared power to vote or dispose: Heng Fai Ambrose Chan: Sole power to vote or to direct the vote - 1,002,600 Shared power to vote or to direct the vote - 5,011,719 Sole power to dispose or to direct the disposition of - 1,002,600 Shared power to dispose or to direct the disposition of - 5,011,719 Alset Inc.: Sole power to vote or to direct the vote - 0 Shared power to vote or to direct the vote - 5,011,719 Sole power to dispose or to direct the disposition of - 0 Shared power to dispose or to direct the disposition of - 5,011,719 Alset International Limited: Sole power to vote or to direct the vote - 0 Shared power to vote or to direct the vote - 1,891,279 Sole power to dispose or to direct the disposition of - 0 Shared power to dispose or to direct the disposition of - 1,891,279 Alset Acquisition Sponsor, LLC: Sole power to vote or to direct the vote - 0 Shared power to vote or to direct the vote - 582,850 Sole power to dispose or to direct the disposition of - 0 Shared power to dispose or to direct the disposition of - 582,850
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement dated as of January 19, 2024.

## Signatures
- Heng Fai Ambrose Chan: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, an Individual (04/01/2026)
- Alset Inc.: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer (04/01/2026)
- Alset International Limited: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer (04/01/2026)
- Alset Acquisition Sponsor, LLC: /s/ Heng Fai Ambrose Chan, Heng Fai Ambrose Chan, Chief Executive Officer of Alset SPAC Group Inc., its sole member (04/01/2026)